Exhibit 99.1

Neptune's New Natural, Plant-Based Hand Sanitizers to Launch in Club Store Channel

Neptune strategic expansion into the Health & Wellness Innovation space accelerates amid Covid-19

Scheduled for launch in July in the club store channel through one of the largest retailers in the world

LAVAL, QC, June 22, 2020 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company, is pleased to announce today an expansion of its branded hand sanitizer product line.

Developed by Neptune Health & Wellness Innovations, in partnership with International Flavors & Fragrances (NYSE: IFF), the expanded product line consists of six new scented varieties, including Garden Mint, Fresh Linen, Orange Hibiscus, Eucalyptus, Fresh Lemon & Tea Tree, and Lavender. Neptune's products are natural, plant-based sanitizers made with a specialized blend of essential oils, aloe vera and fruit extract.

The expanded hand sanitizer product line is expected to launch in July in the club store channel through one of the largest retailers in the world. Neptune's partnership with IFF allows for rapid product development and delivery to retailers to ensure products are on the shelf and available to consumers.  The Company expects expanded hand sanitizer revenues to be realized beginning in the second quarter of fiscal year 2021.

"We believe natural, plant-based products are the future as consumers pay increased attention to their health and wellness and use hand sanitizer products more frequently to prevent the spread of germs and bacteria," said Michael Cammarata, Chief Executive Officer of Neptune Wellness Solutions.  "The expansion of our hand sanitizer product line through our partnership with IFF offers consumers a better experience with a variety of great scents, as well as essential oils and aloe vera to promote skin health.  We look forward to increasing our distribution nationwide through our retail partnerships."

Nicolas Mirzayantz, IFF Divisional CEO, Scent, said, "We are proud to partner with Michael and his team on this timely and important product line.  It is exciting to bring the talents of our perfumers and IFF's exceptional portfolio of natural and sustainable ingredients to create fragrances that help make keeping safe a better experience for consumers."

Neptune Health & Wellness Innovations is rapidly bringing new products to market to address market demand for critical health and wellness products such as the Neptune Halo oximeter, the Neptune Air non-contact thermometer, as well as hand sanitizer products and other innovations in development.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions is a diversified and fully integrated health and wellness company. Through its flagship consumer-facing brands, Forest Remedies™ and Ocean Remedies™, Neptune is redefining health and wellness by building a broad portfolio of natural, plant-based, sustainable and purpose-driven lifestyle brands and consumer packaged goods products in key health and wellness markets, including hemp, nutraceuticals, personal care and home care.  Leveraging decades of expertise in extraction and specialty ingredient formulation, Neptune is a leading provider of turnkey product development and supply chain solutions to businesses and government customers across several health and wellness verticals, including legal cannabis and hemp, nutraceuticals and white label consumer packaged goods.  The Company utilizes a highly flexible and low cost supply chain infrastructure that can be scaled up and down or into adjacent product categories to quickly adapt to market demand. Neptune's corporate headquarters is located in Laval, Quebec, with a 50,000-square-foot production facility located in Sherbrooke, Quebec and a 24,000 square-foot facility located in North Carolina.  For additional information, please visit: https://neptunecorp.com/

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.html and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Neptune’s New Natural, Plant-Based Hand Sanitizers to Launch in Club Store Channel (CNW Group/Neptune Wellness Solutions Inc.)

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Investor Information: ICR, Scott Van Winkle, 617-956-6736, scott.vanwinkle@icrinc.com; Media Requests: ICR, Cory Ziskind, 646-277-1232, cory.ziskind@icrinc.com

CO: Neptune Wellness Solutions Inc.

CNW 07:00e 22-JUN-20